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                                 EXHIBIT 99.6





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BORDEN, INC.                                                            (LOGO)
180 EAST BROAD STREET, COLUMBUS, OHIO 43215

                                                               November 22, 1994

Dear Borden Shareholder:

     We are pleased to inform you that, pursuant to the Merger Agreement between Borden and an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), an exchange offer has commenced today for all of the outstanding shares of Borden common stock. In the exchange offer, shareholders who tender their Borden shares will receive shares of common stock of RJR Nabisco Holdings Corp. ("RJR") valued at $14.25 during the ten-trading-day period ending ten business days prior to expiration of the offer, provided that no more than 2.375 RJR shares and no fewer than 1.78125 RJR shares will be exchanged for each Borden share. Under the Merger Agreement, if the exchange offer is completed, it will be followed, subject to any necessary shareholder approval, by a merger in which non-tendering shareholders will receive the same consideration for each Borden share as was paid in the exchange offer and Borden will become a wholly owned subsidiary of an affiliate of KKR.

     The exchange offer represents the culmination of your Board's efforts to develop a course of action that provides maximum benefits to Borden's shareholders. As discussed in greater detail in the Schedule 14D-9 that accompanies this letter, the decision to sell Borden now, rather than remain independent, reflects the Board's assessment of the risks and potential benefits of further restructuring efforts against the risks and benefits of the KKR transaction. In January 1994, Borden announced a comprehensive restructuring plan -- the fourth restructuring in less than five years. In adopting the January 1994 restructuring plan, Borden set specific financial goals. As the restructuring was implemented during the first six months of 1994, it became increasingly clear that these goals would not be met. In light of these results, Borden's management recommended a further restructuring, including the sale of Borden's dairy business (its biggest business, which was operating at a loss), the sale of certain of Borden's profitable nonfood businesses, and a cut in the quarterly dividend to $.01 per share. Adoption of this plan would have required a significant charge in the third quarter of 1994, resulting in substantial negative shareholders' equity, and, nonetheless, was projected to produce earnings over the next three years substantially below those contemplated by the January 1994 restructuring plan.

     As described in the accompanying Schedule 14D-9, the Board weighed management's proposal for a further restructuring against the KKR transaction, which the Board believed were the only realistic alternatives then available to Borden. The Board believed that implementation of another restructuring would hurt Borden's stock price and might not provide the resources needed to make significant investments in its remaining businesses. In the Board's judgment, the KKR exchange offer represents fair value for Borden shares and the best available alternative for Borden shareholders, given the time and resources required for a turnaround pursuant to a further restructuring, and the risks involved in such a restructuring. The Board also considered that Borden had publicly disclosed that it had unsuccessfully tried to sell the Company in late 1993 and that no party other than KKR had subsequently made a proposal to acquire Borden. The $14.25 share price upon which the exchange ratio for the exchange offer is based represents a premium of 22.6 percent over the
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closing price of Borden shares on the New York Stock Exchange on September 9,
1994, the last trading day prior to the public announcement of an agreement in principle with KKR.

     THE BOARD, WITH SEVEN MEMBERS VOTING IN FAVOR AND ONE MEMBER (BORDEN'S CHIEF EXECUTIVE OFFICER) ABSTAINING, HAS DETERMINED THAT THE MERGER AGREEMENT AND THE CONDITIONAL PURCHASE/STOCK OPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE EXCHANGE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO THE SHAREHOLDERS OF BORDEN AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE EXCHANGE OFFER, TENDER THEIR BORDEN SHARES TO THE PURCHASER UNDER THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, APPROVE AND ADOPT THE MERGER AGREEMENT. THEREFORE, THE BOARD HAS APPROVED THE MERGER AGREEMENT, THE CONDITIONAL PURCHASE/STOCK OPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     CS FIRST BOSTON CORPORATION AND LAZARD FRERES & CO., BORDEN'S FINANCIAL ADVISORS, HAVE DELIVERED THEIR OPINIONS TO THE BOARD OF DIRECTORS THAT THE CONSIDERATION TO BE RECEIVED IN THE EXCHANGE OFFER AND THE MERGER BY BORDEN'S SHAREHOLDERS (OTHER THAN KKR AND ITS AFFILIATES) IS FAIR TO SUCH SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. THESE OPINIONS ARE SUBJECT TO CERTAIN ASSUMPTIONS AND LIMITATIONS AND YOU SHOULD READ THE FULL TEXT OF THESE OPINIONS, WHICH ARE ATTACHED AS EXHIBITS TO THE ACCOMPANYING SCHEDULE 14D-9. FOR FURTHER INFORMATION CONCERNING THE BACKGROUND OF THE TRANSACTIONS AND THE BOARD'S RECOMMENDATION, SEE ITEM 4 OF THE ACCOMPANYING SCHEDULE 14D-9.

     The exchange offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of Borden shares which, when added to the Borden shares previously acquired by the affiliate of KKR (other than pursuant to the Conditional Purchase/Stock Option Agreement described in the accompanying Schedule 14D-9), represents more than 41% of the outstanding Borden common stock, on a fully diluted basis.

     Enclosed with this letter is a copy of Borden's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission, which contains important information regarding the factors considered by the Board in its deliberations and describes in more detail the reasons for the Board's conclusions and certain other information regarding the exchange offer and the merger. Also enclosed is the Offering Circular/Prospectus and related materials, including a letter of transmittal to be used for tendering your Borden shares. These documents set forth in detail the terms and conditions of the exchange offer and the merger and provide instructions on how to tender your Borden shares. Before making any decision regarding the exchange offer, you are urged to read and carefully consider the enclosed material and your individual circumstances. If you have any questions or require assistance in tendering your shares, you may contact MacKenzie Partners, Inc., which is assisting Borden in connection with the exchange offer, at 1-800-322-2885 (toll-free).

     Please note that the exchange offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, December 20, 1994, unless extended.

     We thank you for your continued support.

                                          Sincerely,

                                          /s/ Frank J. Tasco

                                          Frank J. Tasco
                                          Chairman

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